SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bellatrix Exploration Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

078314101
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,495,013 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,495,013 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,495,013 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 078314101	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,945,513 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,945,513 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,945,513 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON OC Offshore Investments II, SPC - Segregated Portfolio A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,549,500 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,549,500 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,549,500 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 078314101	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,495,013 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,495,013 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,495,013 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 078314101	SCHEDULE 13D/A	Page 6 of 11 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 19, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 4, 2014 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed with the SEC on September 12, 2014 ("Amendment No. 2 and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common shares, no par value (the "Common Shares"), of Bellatrix Exploration Ltd., a Canadian limited company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by: (i) Orange Capital, LLC, a Delaware limited liability company ("Orange Capital"); (ii) Orange Capital Master I, Ltd., a Cayman Islands exempted company ("Orange Fund"); (iii) OC Offshore Investments II, SPC-Segregated Portfolio A, a Cayman Islands exempted company ("OC Offshore" and together with Orange Fund, the "OC Funds") and (iv) Daniel Lewis ("Mr. Lewis" and together with Orange Capital and each of the OC Funds, the "Reporting Persons"). The principal business address of Orange Capital and Mr. Lewis is 1370 Avenue of the Americas, 23rd Floor, New York, New York 10019. The principal business address of each of the OC Funds is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The principal business of Orange Capital is investment management. The Managing Member of Orange Capital is Mr. Lewis, who is primarily engaged in the business of investment management. The principal business of each of the OC Funds is to invest in securities. The name, citizenship, principal occupation and business address for each director and executive officer, as applicable, of Orange Capital, Orange Fund and OC Offshore is set forth on Appendix A hereto.

None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 078314101	SCHEDULE 13D/A	Page 7 of 11 Pages

The Reporting Persons used approximately $134,000,000 (CAD $146,000,000) (including brokerage commissions) in the aggregate to purchase the shares of Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the OC Funds. The shares of Common Shares reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Shares to which this Schedule 13D relates is 17,495,013 shares of Common Shares, constituting approximately 9.2% of the Issuer's currently outstanding Common Shares. In addition, Walied Soliman ("Mr. Soliman"), a Partner at Norton Rose Fulbright LLP and counsel to Orange Capital, beneficially owns 20,000 shares of Common Shares, or less than 0.01% of the Issuer's currently outstanding Common Shares. The aggregate number and percentage of shares of Common Shares reported herein are based upon the 190,091,741 shares of Common Shares outstanding as of June 30, 2014, as reported in the Issuer's Report on Form 6-K for the month of August 2014, filed with the SEC on August 8, 2014.

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by the OC Funds, by virtue of Orange Capital's role as the investment advisor to each of the OC Funds, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by each of the OC Funds, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares. Mr. Soliman has sole voting power and sole dispositive power over the shares of Common Shares beneficially owned by him. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Shares beneficially owned by Mr. Soliman, and Mr. Soliman expressly disclaims beneficial ownership of the shares of Common Shares beneficially owned by each of the Reporting Persons.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected since the filing of Amendment No. 2.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 078314101	SCHEDULE 13D/A	Page 8 of 11 Pages

Item 7.	EXHIBITS

Item 7 of this Schedule 13D is hereby amended and restated in its entirety as follows:
Exhibit	Description
1	Joint Filing Agreement, dated September 26, 2014.

CUSIP No. 078314101	SCHEDULE 13D/A	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

OC OFFSHORE INVESTMENTS II, SPC- SEGREGATED PORTFOLIO A

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 078314101	SCHEDULE 13D/A	Page 10 of 11 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of the executive officers of Orange Capital and each director of Orange Fund and OC Offshore. There are no executive officers of either Orange Fund or OC Offshore.

Orange Capital

Name	Citizenship	Principal Occupation	Business Address
Daniel Lewis	United States	Managing Member, Orange Capital	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Russell Hoffman	South Africa	President, Orange Capital	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019

Orange Fund

Name	Citizenship	Principal Occupation	Business Address
Russell Hoffman	South Africa	President, Orange Capital	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Philip Cater	New Zealand	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands
Christopher Bowring	United Kingdom	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands

OC Offshore

Name	Citizenship	Principal Occupation	Business Address
Russell Hoffman	South Africa	President, Orange Capital	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Philip Cater	New Zealand	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands
Christopher Bowring	United Kingdom	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands

CUSIP No. 078314101	SCHEDULE 13D/A	Page 11 of 11 Pages

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 2

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 2 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices. All share prices below are reported in Canadian dollars.

Orange Fund

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
09/12/2014	300	7.56
09/17/2014	50,000	7.418
09/18/2014	150,000	7.4244
09/19/2014	267,713	7.3323
09/22/2014	685,900	7.1198
09/22/2014	95,000	7.07
09/24/2014	489,550	6.9966
09/25/2014	70,050	6.9685

OC Offshore

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
09/24/2014	489,550	6.9966
09/25/2014	1,059,950	6.9685